CONFIDENTIAL TREATMENT REQUESTED

BY MERU NETWORKS, INC.

MERU - 0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

February 22, 2010

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20249

Attention:	Barbara C. Jacobs

Assistant Director

Re:	Meru Networks, Inc.

Registration Statement on Form S-1

File No. 333-163859

Dear Ms. Jacobs:

Meru Networks, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated February 16, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

General

1.	We are in receipt of your confidential treatment request for portions of the material agreement filed as Exhibit 10.8 to the registration statement. Please be advised that we will transmit any comments we may have on this request under separate cover.

Response: The Registrant notes the Staff’s comment.

Prospectus Summary

Overview, page 1

2.	We note your response to prior comment 12 as it relates to the disclosure in your prospectus summary of Meru’s revenue growth over the past several

CONFIDENTIAL TREATMENT REQUESTED

BY MERU NETWORKS, INC.

MERU - 0001

February 22, 2010

years. It remains unclear to us why you believe it would not help investors understand your revenue growth to add to this disclosure a discussion of the establishment of VSOE of support services in 2008 and 2009. In this regard, we note your disclosure elsewhere that such changes in revenue recognition practices contributed significantly to the company’s revenue increases in the past two fiscal years. Please revise the disclosure of revenue growth in the summary to note the effect of the establishment of VSOE of support services in 2008 and 2009, or provide us with a more detailed analysis of why such disclosure is not appropriate. Instead of providing a full explanation of VSOE in the summary, you may wish to consider including a brief statement regarding the nature of the impact of the establishment of VSOE in your last two fiscal years and providing a cross-reference to a more thorough discussion of VSOE elsewhere in the filing.

Response: The Registrant has added disclosure on page 2 in response to the Staff’s comment.

Risk Factors

“Some of the components and technologies used in our products...,” page 18

3	We note that in response to prior comment 6 you have revised your risk factor disclosure to discuss Meru’s license agreement with Atheros, which your response indicates you believe is the company’s only material license agreement. Please also revise your Business disclosure to ensure that it contains a materially-complete description of your license agreement with Atheros. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The Registrant has added disclosure on page 74 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 38

4	We note your response to prior comment 12 and your revised disclosures. You disclose that changes in the establishment of VSOE of support services in 2008 and 2009 have had a significant impact on the timing of when you recognize revenues from sales of your products and services; however, you have not described how the changes impacted your revenues and related costs of revenues. Revise to disclose how the changes contributed to increases in revenues and costs of revenues in 2008 and 2009.

CONFIDENTIAL TREATMENT REQUESTED

BY MERU NETWORKS, INC.

MERU - 0001

February 22, 2010

Response: The Registrant has revised the disclosure on page 39 in response to the Staff’s comment.

Critical Accounting Policies

Stock-Based Compensation, page 43

5.	We note on page 47 that you determined the fair value of your common stock in part by using valuations based on the market and income approach. We also note in your response to prior comment 17 that you weighted each approach and each possible future event (e.g. IPO, reverse merger, sale, etc.) differently at each grant date. Revise your disclosure to describe significant intervening events within the company and changes in assumptions, as well as the weighting and selection of valuation methodologies employed, which explain the changes in the fair value of your common stock similar to the information provided in your response.

Response: The Registrant has revised the disclosure beginning on page 45 in response to the Staff’s comment.

6.	Please note that we are unable to conclude on your responses to prior comments 14 and 17 until you file an amendment with the revised disclosure and estimated IPO range. After our review of your amendment with the estimated IPO range, additional comments may be forthcoming.

Response: The Registrant advises the Staff that it has not yet received a formal proposed initial public offering price range from its lead underwriter. The lead underwriter is continuing to develop a valuation model in conjunction with its research analyst. At this time, the lead underwriter and its research analyst are continuing to do their internal work, and as such, are not in a position to provide the Registrant with a formal proposed IPO price range.

[***]

The Registrant expects to provide, on a confidential basis, another IPO price range once a more formal valuation process has been completed by the lead underwriter and its research analyst.

CONFIDENTIAL TREATMENT REQUESTED

BY MERU NETWORKS, INC.

MERU - 0001

February 22, 2010

Principal and Selling Stockholders, page 98.

7.	We note that in response to prior comment 31 you have revised footnotes 8 and 11 to the principal and selling stockholder table to indicate that the entity Idealab shares voting and dispositive power with respect to the Meru securities held by entities affiliated with Clearstone Venture Partners. Please further revise your filing to identify the natural person or persons who exercise the voting and dispositive powers for Idealab, such as Bill Gross.

Response: The Registrant has revised the disclosure on page 98 in response to the Staff’s comment.

8.	You have revised footnote 12 to state that Adam Benowitz is the managing member of the investment manager of, and a director of, Vision Opportunity Master Fund, Ltd. Please also clearly state, if accurate, that Mr. Benowitz has voting and dispositive power over the Meru securities held by Vision Opportunity Master Fund and its affiliates, or advise.

Response: The Registrant has revised the disclosure on page 98 in response to the Staff’s comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue recognition, page F-13

9.	We note in your response to prior comment 32 that for sales agreements with initial support periods of more than one year, VSOE for support services has been established using a population of stand-alone support sales. Clarify how you established VSOE for initial support service periods of more than one year. In this regard, clarify whether you sell support services for periods of more than one year separately or whether you sell annual support services separately and use the annual support service rate multiplied by the number of periods included in the initial arrangement in determining the amount of revenue to defer. Refer to TPA 5100.52.

Response: The Registrant advises the Staff that it sells support services for periods of more than one year separately. The Registrant establishes VSOE for these

CONFIDENTIAL TREATMENT REQUESTED

BY MERU NETWORKS, INC.

MERU - 0001

February 22, 2010

arrangements using the same bell-shaped curve method based on normal pricing and discounting practices discussed in response to prior Staff comment #32, based on sales of multi-year support services arrangements on a stand-alone basis. The normal pricing for multi-year support services arrangements is based on the normal price of a one year support services arrangement multiplied by the number of years of support services which is then adjusted for the time value of money and the decreased sales and fulfillment effort for support service periods of longer than one year.

Note 9. Stock Plan

Determining Fair Value of Stock Options, page F-30

10.	We note your response to prior comment 35. In your response, you indicate that the expected volatility used in your stock option valuations was based on the historical volatilities of publically listed peers and that such volatility was materially consistent during the periods presented, but you have not provided sufficient detail for us to understand how you derived an expected volatility of 62% for 2007, 2008 and 2009. Please tell us the companies that you considered to be peers for purposes of this analysis and the historical volatilities of these companies. Also, describe how this group of companies relates to those used in the comparable companies market approach for purposes of determining your enterprise value.

Response: The Registrant advises the Staff that it used the average historical volatilities of the publicly listed peers shown in the table below.

Publicly listed peer	2007	2008	2009
Alvarion Ltd.	50.3%	50.8%	50.5%
Aruba Networks, Inc.	57.6%	84.4%	78.5%
Brocade Communications	60.8%	60.6%	60.7%
Ceragon Networks, Ltd.	56.9%	58.2%	57.8%
NetGear, Inc.	49.9%	51.9%	52.5%
Riverbed Technology, Inc.	64.8%	73.2%	70.0%

	56.7%	63.2%	61.6%

The Registrant determined the volatility based on the daily close price for shares of its publicly listed peers beginning on the date of each peer’s initial public offering over

CONFIDENTIAL TREATMENT REQUESTED

BY MERU NETWORKS, INC.

MERU - 0001

February 22, 2010

a period equal to the Registrant’s expected term of its employee stock options. The Registrant determined that the initial public offering date of each of the publicly listed peers represented the date at which the peer most closely resembled the current stage of life of the Registrant. For instances in which the publically listed peer did not have sufficient trading history equal to the Registrant’s expected term, the Registrant used all available historical trading information in its calculation of expected volatility. Further, as the Registrant did not believe the overall market volatility experienced by stock markets in the United States for the years from January 1, 1999 through December 31, 2001 could be reasonably expected to recur during the expected term of the Registrant’s stock options, this time period has been excluded from the historic volatility of the Registrant’s publically listed peers in determining its own expected volatility.

The Registrant also advises the Staff that it used these same companies in its comparable company market approach valuations for purposes of determining enterprise value with one exception. The Registrant excluded one of the comparable companies used in the comparable company market approach valuations as this particular peer traded on a foreign stock exchange which the Registrant determined represented a dissimilar market volatility environment for purposes of calculating the expected volatility of its stock options.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED

BY MERU NETWORKS, INC.

MERU - 0001

February 22, 2010

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

James J. Masetti

cc:	Meru Networks, Inc.
Ihab Abu-Hakima

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Jeffrey D. Saper, Esq.
Rezwan D. Pavri, Esq.

Pillsbury Winthrop Shaw Pittman, LLP
Stanley F. Pierson, Esq.
Heidi E. Mayon, Esq.